SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

29788T 103

(CUSIP Number)

Andrew Prodromos

Deputy General Counsel and Chief Compliance Officer

Insight Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

(212) 230-9200

With a copy to:

Morgan D. Elwyn

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight E2open Aggregator, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 26,566,466 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 26,566,466 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 26,566,466 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 26,566,466 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 26,566,466 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 26,566,466 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,566,466 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.44% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 7,524,415 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 7,524,415 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,415 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,604,446 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,604,446 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,604,446 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,681,293 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,681,293 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,681,293 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.19% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,304,465 (1)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,304,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,465 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.02% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 35,695,327 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 35,695,327 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,695,327 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.71% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 35,695,327 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 35,695,327 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,695,327 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.71% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 35,552,224 (1)(2)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 35,552,224 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,552,224 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.64% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,552,224 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,552,224 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,552,224 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.64% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,681,085 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,681,085 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,681,085 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.92% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 26,566,466 shares of Class A Common Stock issuable upon the exchange of 26,566,466 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of February 4, 2021, immediately following the completion of the Business Combination, the Issuer had 187,044,312 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of E2open Parent Holdings, Inc., a Delaware corporation, whose principal executive offices are located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759.

Item 2.	Identity and Background.

(a)	This Statement is being filed jointly on behalf of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Insight E2open Aggregator, LLC, a Delaware limited liability company (“Aggregator”), (ii) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP IX”), (iii) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP IX Co-Invest”), (iv) Insight Venture Partners (Delaware) IX, L.P.(“IVP IX Delaware”), a Delaware limited partnership, (v) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP IX Cayman,” and together with IVP IX, IVP IX Co-Invest and IVP IX Delaware, the “IVP IX Funds”), (vi) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“IVP GBCF”), (vii) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership (“IVP GBCF (B)”), (viii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership (“IVP GBCF Delaware”), (ix) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership (“IVP GBCF Cayman” and together with IVP GBCF, IVP GBCF (B), and IVP GBCF Delaware, the “IVP GBCF Funds”), (x) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA IX”), (xi) Insight Venture Associates IX, Ltd., a Cayman Islands exempted limited company (“IVA IX Ltd.”), (xii) Insight Venture Associates Growth-Buyout Coinvestment, L.P., a Cayman Islands exempted limited partnership (“IVA GBCF”), (xiii) Insight Venture Associates Growth-Buyout Coinvestment, Ltd., a Cayman Islands exempted limited company (“IVA GBCF Ltd.”), and (xiv) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).

The Aggregator is managed by IVP IX. The general partner of each of the IVP IX Funds is IVA IX, whose general partner is IVA IX Ltd. The general partner of each of the IVP GBCF Funds is IVA GBCF, whose general partner is IVA GBCF Ltd. The sole shareholder of each of IVA IX Ltd. and IVA GBCF Ltd. is Holdings, which is managed by a five (5) person Board of Managers.

Schedule I hereto sets forth a list of all the managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of Holdings.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, a copy of which is attached as Exhibit 7.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Exchange Act.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)	The principal business of the Aggregator is acting as a holding company for securities of the Issuer. The principal business of each of the IVP IX Funds and the IVP GBCF Funds is making private equity and related investments. The principal business of IVA IX and IVA GBCF is acting as the general partner of the IVP IX Funds and the IVP GBCF Funds, respectively. The principal business of IVA IX Ltd. and IVA GBCF Ltd. is acting as the general partner of IVA IX and IVA GBCF, respectively. The principal business of Holdings is acting as the shareholder of IVP IX Ltd. and IVA GBCF Ltd., and other affiliated entities. Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Aggregator, IVP IX Delaware, IVP GBCF Delaware and Holdings are organized under the laws of the State of Delaware. IVP IX, IVP IX Co-Invest, IVP IX Cayman, IVP GBCF, IVP GBCF (B), IVP GBCF Cayman, IVA IX, IVA IX Ltd., IVA GBCF and IVA GBCF Ltd. are organized under the laws of the Cayman Islands. Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3.	Sources and Amount of Funds or Other Consideration

On February 4, 2021, pursuant to that certain Business Combination Agreement, dated as of October 14, 2020, by and among the Issuer (formerly CC Neuberger Principal Holdings I), E2open Holdings, LLC, a Delaware limited liability company (“E2open Holdings”), certain of the Reporting Persons and the other parties thereto (as amended, the “Business Combination Agreement”), among other things, the Issuer consummated its acquisition of a majority interest in E2open Holdings pursuant to a series of transactions (collectively, the “Business Combination”), including (i) the mergers of each of Insight (Cayman) IX Eagle Blocker, LLC, a Delaware limited liability company controlled by IVP IX Cayman (“IVP IX Cayman Blocker”), Insight (Delaware) IX Eagle Blocker, LLC, a Delaware limited liability company controlled by IVP IX Delaware (“IVP IX Delaware Blocker”), Insight GBCF (Cayman) Eagle Blocker, LLC, a Delaware limited liability company controlled by IVP GBCF Cayman (“IVP GBCF Cayman Blocker”), and Insight GBCF (Delaware) Eagle Blocker, LLC, a Delaware limited liability company controlled by IVP GBCF Delaware (“IVP GBCF Delaware Blocker” and, together with IVP IX Cayman Blocker, IVP IX Delaware Blocker and IVP GBCF Cayman Blocker, the “IVP Blockers”), into a respective wholly-owned subsidiary of the Issuer, with each IVP Blocker surviving such merger as a subsidiary of the Issuer, and (ii) the merger of E2open Holdings into a wholly-owned subsidiary of the Issuer, with E2open Holdings surviving as a subsidiary of the Issuer. Upon the consummation of the Business Combination, equity interests held by the Reporting Persons in the IVP Blockers and E2open Holdings were converted into the shares of Class A Common Stock and Common Units (as defined in the Third Amended and Restated Limited Liability Company Agreement of E2open Holdings (the “LLC Agreement”)) of E2open Holdings reported in this Statement.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock and Common Units for investment purposes. The Reporting Persons acquired the Class A Common Stock over which they exercise beneficial ownership in the belief that the Class A Common Stock represents an attractive investment opportunity.

The Aggregator, IVP GBCF Cayman, IVP GBCF Delaware, IVP IX Cayman and IVP IX Delaware are parties to an Investor Rights Agreement, dated as of February 4, 2021, with the Issuer and certain other parties (the “Investor Rights Agreement”), which provides such Reporting Persons with certain registration rights with respect to securities of the Issuer and includes (i) a six-month lock-up provision to which the Reporting Persons’ shares are subject and (ii) a standstill provision to which the Reporting Persons are subject. For further information, see Item 6 and the Investor Rights Agreement filed as Exhibit 7.3 herewith.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. There can be no assurance as to the outcome of any of the discussions referred to in this Statement.

Depending on such factors, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on February 16, 2021, the Reporting Persons beneficially owned, in the aggregate, (i) 18,114,619 shares of Class A Common Stock, (ii) 26,566,466 shares of Class V common stock, par value $0.0001 per share, of the Issuer (“Class V Common Stock”), which entitle the holder thereof to one vote per share but no economic rights, (iii) 26,566,466 Common Units, (iv) 2,038,386 shares of Series B-1 common stock, par value $0.0001 per share, of the Issuer (“Series B-1 Common Stock”), (v) 1,223,020 shares of Series B-1 common stock, par value $0.0001 per share, of the Issuer (“Series B-2 Common Stock”), (vi) 2,989,422 Series 1 RCUs (as defined in the LLC Agreement) of E2open Holdings, and (vii) 1,793,653 Series 2 RCUs (as defined in the LLC Agreement) of E2open Holdings. Beginning on August 5, 2021, each Common Unit (along with its corresponding share of Class V Common Stock) will be exchangeable, at the option of the holder, for one share of Class A Common Stock (for which the Issuer may substitute cash at its election). Each share of Series B-1 Common Stock will convert into one share of Class A Common Stock, and each Series 1 RCU will convert into one Common Unit, (x) at such time as the 5-day VWAP of the Class A Common Stock is at least $13.50, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Issuer, (y) upon a qualifying change of control of the Issuer or (z) upon a qualifying liquidation to the extent the liquidation value, taking into account any vesting and payment of any relevant Catch-Up Payment (as defined in the LLC Agreement), would meet the $13.50 VWAP-based vesting threshold. Each share of Series B-2 Common Stock will convert into one share of Class A Common Stock, and each Series 2 RCU will convert into one Common Unit, (x) at such time as the 20-day VWAP of the Class A Common Stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Issuer, (y) upon a qualifying change of control of the Issuer or (z) upon a qualifying liquidation to the extent the liquidation value, taking into account any vesting and payment of any relevant Catch-Up Payment (as defined in the LLC Agreement), would meet the $15.00 VWAP-based vesting threshold.

Each of Holdings, IVA IX Ltd., IVA GBCF Ltd., IVA IX and IVA GBCF expressly declare that this Statement shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement. IVP IX expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of all of securities owned by the Aggregator.

To the Reporting Persons’ knowledge, no shares of Class A Common Stock are beneficially owned by any Scheduled Person.

(c)	Except as described in this Statement, during the last sixty days, none of the Reporting Persons has effected any transaction involving shares of Class A Common Stock.

(d)	Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Certain of the Reporting Persons are party to the following contracts with respect to the securities of the Issuer:

Business Combination Agreement

On October 14, 2020, the Issuer entered into the Business Combination Agreement with certain of the Reporting Persons and the other parties thereto, providing for the Business Combination. In connection with the consummation of the Business Combination, the Issuer redomesticated from the Cayman Islands to Delaware and changed its name from CC Neuberger Principal Holdings I to E2open Parent Holdings, Inc.

The foregoing description of the Business Combination Agreement is a summary only and is qualified in its entirety by reference to the Business Combination Agreement and Amendment No. 1 to the Business Combination, dated as of January 28, 2021, which are filed as Exhibit 7.2 herewith and incorporated by reference herein.

Investor Rights Agreement

In connection with the consummation of the Business Combination, certain of the Reporting Persons entered into the Investor Rights Agreement with the Issuer. Under the Investor Rights Agreement, subject to certain step-down provisions, certain of the Reporting Persons collectively have the right to nominate three board members (each, an “IVP Director”) and CC NB Sponsor 1 Holdings LLC, on behalf of CC Neuberger Principal Holdings I Sponsor, LLC, has the right to nominate five board members (each, a “Sponsor Director”). Two of the three IVP Directors, three of the five Sponsor Directors and the Chief Executive Officer of the Issuer comprise the current board of the Issuer.

Through August 4, 2021, the Reporting Persons have agreed not to transfer shares beneficially owned or otherwise held by them, subject to customary exceptions including transfers to affiliates. The Reporting Persons also agreed that until the date that is the later of (i) February 4, 2022 and (ii) the date of the Issuer’s 2022 annual meeting of stockholders, they will not (A) solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Issuer in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Issuer’s board of directors or its nominating committee or in opposition of any individual nominated by the Issuer pursuant to the Investor Rights Agreement, (ii) nominate any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Issuer’s board of directors (or its nominating committee) (other than by making a non-public proposal or request to the Issuer’s board of directors or its nominating committee in a manner which would not require the Issuer’s board of directors or the Issuer to make any public disclosure), (iii) take certain actions contrary to the governance structure of the Issuer other than in accordance with the Investor Rights Agreement, (iv) subject to certain exceptions, enter into a voting trust, voting agreement or similar voting arrangement with respect to any equity securities of the Issuer, (v) form, join or participate in a “group,” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing actions or (vi) make any public disclosure inconsistent with the foregoing.

Under the Investor Rights Agreement, within 30 days of February 4, 2021, the Issuer is required to file a registration statement on Form S-3 or, if the Issuer is ineligible to use a registration statement on Form S-3, a registration statement on Form S-1, in each case, registering the resale of securities held by the parties to the Investor Rights Agreement, including the shares of Class A Common Stock beneficially owned by the Reporting Persons. Certain of the Reporting Persons are entitled to make unlimited written demands for registration under the Securities Act of all or part of their shares of Class A Common Stock, so long as, in the case of an underwritten offering, such demand is for at least $10,000,000 in shares of Class A Common Stock. In addition, subject to certain customary exceptions, certain of the Reporting Persons are entitled to request in writing that the Issuer register the resale of any or all of their Class A Common Stock on Form S-3 and any similar short-form registration that may be available at such time as a “shelf registration.” Subject to certain customary exceptions, if any time after the consummation of the Business Combination, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, the Issuer will give notice to the relevant security holders party to the Investor Rights Agreement, including certain of the Reporting Persons, as to the proposed filing and offer such security holders an opportunity to register the sale of such number of Class A Common Stock as requested by such security holders in writing, subject to customary cutbacks in an underwritten offering. Under the Investor Rights Agreement, the Issuer will agree to indemnify the Reporting Persons against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell shares of Class A Common Stock, unless such liability arose from the Reporting Persons’ misstatement or omission, and the Reporting Persons will agree to indemnify the Issuer and its officers and directors and controlling persons against all losses caused by their misstatements or omissions in those documents.

The foregoing description of the Investor Rights Agreement is a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as Exhibit 7.3 herewith and incorporated by reference herein.

LLC Agreement

As a holder of Common Units, one of the Reporting Persons is a party to the LLC Agreement of E2open Holdings. The LLC Agreement provides that the Common Units are entitled to share in the profits and losses of E2open Holdings and to receive distributions as and if declared by the Issuer, as the managing member of E2open Holdings. The LLC Agreement also provides that the Common Units beneficially owned by the Reporting Persons will have no voting rights.

The Series 1 RCUs and Series 2 RCUs (together, the “RCUs”) beneficially owned by the Reporting Persons will vest and become Common Units as follows: (i) the Series 1 RCUs will vest at such time as the 5-day VWAP of the Class A Common Stock is at least $13.50, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Issuer, (ii) the Series 2 RCUs will vest at such time as the 20-day VWAP of the Class A Common Stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Issuer, (iii) any then-unvested RCUs will vest upon the consummation of a qualifying change of control of the Issuer and (iv) any then-unvested RCUs, to the extent the liquidation value of the Common Units, taking into account the vesting of such RCUs and payment of any relevant Catch-Up Payment, would meet the VWAP-based vesting threshold set forth in clause (i) and/or (ii) above with respect to any such RCUs, will vest upon such qualifying liquidation. Upon the conversion of an RCU, the holder of such RCU will be entitled to receive a payment equal to the amount of ordinary distributions paid on an Common Unit from February 4, 2021 through (but not including) the date such RCU converts into a Common Unit. If any of the RCUs do not vest on or before February 4, 2031, such units will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payments.

Beginning on August 5, 2021, the Reporting Persons will, up to twice per calendar quarter, be able to exchange all or any portion of their Common Units, together with the cancellation of an equal number of shares of Class V Common Stock, for a number of shares of Class A Common Stock equal to the number of exchanged Common Units; provided that the Reporting Persons will not be permitted to exchange a number of Common Units less than the lesser of (1) 100,000 Common Units and (2) all of the Common Units then held by the Reporting Persons. Notwithstanding the foregoing, the Issuer may, at its sole discretion, in lieu of delivering shares of Class A Common Stock for any Common Units surrendered for exchange by the Reporting Persons, pay an amount in cash per Common Unit equal to the 5-day VWAP of the Class A Common Stock ending on the day immediately prior to the date of the giving of the written notice of the exchange.

The foregoing description of the LLC Agreement is a summary only and is qualified in its entirety by reference to the LLC Agreement, which is filed as Exhibit 7.4 herewith and incorporated by reference herein.

Tax Receivable Agreement

On February 4, 2021, certain of the Reporting Persons and the other parties thereto entered into a Tax Receivable Agreement with the Issuer (the “Tax Receivable Agreement”). Pursuant to the Tax Receivable Agreement, the Issuer is required to pay to the exchanging holders of Common Units (including certain of the Reporting Persons) 85% of the tax savings that the Issuer realizes as a result of increases in tax basis in the assets of the company group as a result of the sale of Common Units and the future exchange of the Common Units for shares of Class A Common Stock (or cash) pursuant to the LLC Agreement, as well as certain pre-existing tax attributes of the IVP Blockers, as well as certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration rights occur.

The foregoing description of the Tax Receivable Agreement is a summary only and is qualified in its entirety by reference to the Tax Receivable Agreement, which is filed as Exhibit 7.5 herewith and incorporated by reference herein.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above (or any Scheduled Person) or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated February 16, 2021, by and between the Reporting Persons.
Exhibit 7.2	Business Combination Agreement, dated as of October 14, 2020, by and among CC Neuberger Principal Holdings I, E2open Holdings, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 15, 2020), as amended by Amendment No. 1 to the Business Combination Agreement, dated as of January 28, 2021 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2021).
Exhibit 7.3	Investor Rights Agreement, dated as of February 4, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021).
Exhibit 7.4	Third Amended and Restated Limited Liability Company Agreement of E2open Holdings, LLC, dated as of February 4, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021).
Exhibit 7.5	Tax Receivable Agreement, dated as of February 4, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 10, 2021).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	INSIGHT E2OPEN AGGREGATOR, LLC
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Signatory

Dated: February 16, 2021	INSIGHT VENTURE PARTNERS IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE ASSOCIATES IX, L.P. By: Insight Venture Associates IX, Ltd. Its: General Partner
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P. By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd. Its: General Partner
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE ASSOCIATES IX, LTD.
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, LTD.
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: February 16, 2021	INSIGHT HOLDINGS GROUP, LLC
	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Signatory

SCHEDULE I

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Peter Sobiloff, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Partners	USA